Exhibit 99.2

 Financial Results Summary: Q1 2016

 Disclaimer  General: The information contained in this presentation is subject to, and must be read in conjunction with, all other publically available information, including our Annual Report on Form 20-F for the year ended December 31, 2015, and other filings that we make from time to time with the SEC. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only based on such information as is contained in such public filings, after having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, we give no advice and make no recommendation to buy, sell or otherwise deal in our shares or in any other securities or investments whatsoever. We do not warrant that the information is either complete or accurate, nor will we bear any liability for any damage or losses that may result from any use of the information.Neither this presentation nor any of the information contained herein constitute an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. No offering of securities shall be made in Israel except pursuant to an effective prospectus under the Israeli Securities Law, 1968 or an exemption from the prospectus requirements under such law. Historical facts and past operating results are not intended to mean that future performances or results for any period will necessarily match or exceed those of any prior year. This presentation and the information contained herein are the sole property of the company and cannot be published, circulated or otherwise used in any way without our express prior written consent.Information Relating to Forward-Looking Statements:This presentation contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this presentation regarding our plans and the objectives of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968. We mnot actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements. These risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with SEC, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and we do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Company Overview

ellomay CAPITAL LIMITED

(NYSE MKT; TASE: ELLO)

1	Ellomay operates in the energy and infrastructure growing sectors including renewable and clean energy
2	Ellomay owns 12 PV Plants in Italy (~22.6 MWp), 4 PV Plants in Spain (~7.9 MWp) and ~9.4% of Dorad Power Plant's Commercial Operations (~ 850MW)
3	Ellomay focuses on small/mid-size scale commercial projects with limited capex and operational risks
4	Ellomay aims to exploit attractive yield to risk ratios worldwide
5	Ellomay owns 75% in the Manara Pumped-Storage development project (pending the issuance of a new license by the Israeli Public Utility Authority – Electricity (the "IPUA"))

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 *  *  Portfolio Summary    Spain (PV)  Italy (PV)  Israel (CCGT1)  Installed Capacity  7.9 MWp  22.6 MWp  850 MW1  % Ownership  100%  100%  9.4%~  Book Value of investment2  $21.6 M~3  $81.2M~3  $39.3M~4  License Expiration  2040-2041  2031~  20345  # of Power Plants  4  12  1  The Dorad Power Plant began commercial operation in May 2014as of March 31, 2016Property, Plant and EquipmentInvestment in equity accounted investee – attributed to the investment in DoradA 20 year generation license and supply license

 *  *  Growing Capacity of Ellomay’s PV Portfolio (MWp)  Steady Capacity Growth of PV Portfolio

 *  *  The public and others  Shlomo Nehama  Kanir Partnership  Mr. Shlomo Nehama owns the shares of Ellomay directly and indirectly. A shareholders agreement was signed between Kanir partnership and a company controlled by Shlomo Nehama that holds 33.3% of Ellomay’s shares.Kanir partnership is controlled by Mr. Ran Fridrich and Mr. Hemi Raphael. Kanir’s holdings percentage set forth herein includes holdings by Ran Fridrich and Hemi Raphael (directly and indirectly) of 1.1% and 4.3%, respectively. Includes direct and indirect beneficial holdings of approximately 3.8% by the Mor brothers, who are shareholders of one of Kanir’s limited partners.  Corporate Structure  37.6%  31%3  31.4%2  Shareholders agreement1

Holdings Overview

ellomay CAPITAL LIMITED

Operation and Yielding Portfolio		Development Project
~ 9.4%	100%	75%
Dorad Energy Ltd. ("Dorad")	PV Operations	Ellomay Pumped Storage (2014) Ltd.
Holds and operates a 850 MW CCGT[1] power plant (the "Dorad Power Plant")	16 PV plants ~30.5 MWp. installed capacity	pumped hydro Pre-construction phase[2]

Italy	Spain
12 PV Plants ~22.6 MWp. installed capacity ~EUR 9.5 millions – revenues per ann.	4 PV Plants ~7.9 MWp. installed capacity ~EUR 2.8 millions – revenues per ann.

1) Bi-fuel combined cycle gas turbine (CCGT) running on natural gas.
2) The Manara Project was issued a conditional license by the IPUA to operate a pumped storage power plant with a capacity of 200 MW, which has since expired, and therefore the advancement of the Manara Project depends, among other factors, on the issuance of a new license by the IPUA. During 2015 the company finalized the initial development stage and on August 28, 2015, after the Manara Project received a feasibility study from the Israel Electric Company, the company submitted a request to the IPUA for an updated conditional license with a capacity of 340 MW. The Editors Committee of the National Outline Plan #10 has verbally approved the increase of capacity to 340 MW. The issuance of the license is subject to the quota set forth by the IPUA for pumped-storage projects in Israel, currently set at 800 MW but expected to increase to 1,000 MW.

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Company History

ellomay
CAPITAL LIMITED


Entrance to Italian PV Market (acquisitions 2010 - 2013)
Listing in NYSE MKT
Listing in TASE
Commencement of Dorad Power Plant's Commercial Operations (850MW)
Dividend distribution in the aggregate amount of approximately $2.4 million
2010
2011
2012
2013
2014
2015
2016
Acquired indirect equity interest in Dorad Energy Ltd.
Entrance to Spanish PV Market
Public Debenture Issuance (il A- ,Maalot S&P IL)(1)(2)
Acquisition of 3 PV plants in Spain

1) In January 2014, the Company raised approximately $33 million (net proceeds) by issuing 10-year, 4.6% debentures in Israel ("Series A Debentures").
2) In June 2014, the Company raised an additional approximate $23 million (net proceeds) through the private placement of additional Series A Debentures.

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 *  *  PV Operations: Italy & Spain

 *  *  PV Plants in Italy  Project name  Installed Capacity (kWp)  Acquisition Year  Acquisition Cost per MWp (in millions)  Connection Date1  Technology  Region  FiT(1) Eurocent/KWh  Del Bianco  734  2010  2.9€   04/2011  Fix  Marche  32.15  Costantini  734  2010  2.9€   04/2011  Fix  Marche  32.15  Giacchè  730  2010  3.8€   04/2011  Trackers  Marche  32.15  Massaccesi  749  2010  3.8€   04/2011  Trackers  Marche  32.15  Troia 8  996  2010  3.5€  01/2011  Fix  Puglia  31.80  Troia 9  996  2010  3.5€  01/2011  Fix  Puglia  31.80  Galatina  999  2011  3.9€  05/2011  Fix  Puglia  31.80  Pedale  2,994  2011  3.95€  05/2011  Trackers  Puglia  26.59  D’angella  931  2011  3.25€  06/2011  Fix  Puglia  26.77  Acquafresca  948  2011  3.25€  06/2011  Fix  Puglia  26.77  Soleco  5,924  2013  2.0€  08/2011  Fix  Veneto  21.89  Tecnoenergy  5,900  2013  2.0€  08/2011  Fix  Veneto  21.89  All plants are connected to the national grid and are entitled to a remuneration period of 20 years from connection to the grid. In addition to the FiT payments, the plants are entitled to sell the electricity in the SPOT price, currently approximately 5 Eurocents/KWh.

 *  *  PV Plants in Spain  Remuneration period – 30 years   Project name  Installed Capacity(kWp)  Acquisition Year  Acquisition Cost per MWp (in millions)  Connection Date1  Technology  Location  Expected annual revenues (€ thousand)  Rodríguez I  1,675  2014  1.55€  11/2011  Fix  Murcia  ~ 570  Rodríguez II  2,690  2014  1.78€  11/2011  Fix  Murcia  ~ 960  Fuente Librilla  1,248  2014  1.68€   06/2011  Fix  Murcia  ~ 470  Rinconada II   2,275  2012  2.40€   07/2010  Fix  Cordoba   ~ 790

 *  *  Dorad Power Plant, Ashkelon, Israel

 *  *  One of the largest private power plant in Israel, with installed capacity of approximately 850 MWEllomay indirectly holds approximately 9.4% interest in Dorad.The plant is a CCGT bi-fuel plant and powered by natural gas. The Dorad Power Plant is comprised of twelve natural gas turbines, and two steam turbines.The cost of the project was approximately US$ 1.2 billion. The project has secured one of the largest project finance facilities in Israel of over US$ 1 billion. The financing facility was led by Israel's largest banks and institutional investors.  Dorad Power Plant  Electricity is sold directly to end-users and to the national distribution network at competitive rates.The power plant, which was declared a national infrastructure project by the Israeli Prime Minister, was commercially operated and began producing electricity in full capacity in May 2014.

 *  *  Dorad Power Plant    2015  Q1 2015  Q1 2016  Revenues  2,357  679  610  Gross profit from operating the power plant  382  98  97  Operating profit   357  90  92  EBITDA (1)  567  142  144  Finance expenses, net  (216)  (1)  (39)  Net income for the period  103  65  44          Net increase (decrease) in cash and cash equivalents for the period  (20)  263  251  Dorad Power PlantKey P&L and Statement of Cash Flows Figures (NIS millions)  1) Please see page 23 for the calculation.

 *  *  Pumped-Storage Development ProjectManara Cliff, Israel

Pumped-storage project: Manara Cliff, Israel ("Manara Project")

ellomay CAPITAL LIMITED

- Hydro-electric storage system comprised of two water reservoirs (upper and lower), connected through an underground water pressure pipe
- Energy is stored by pumping water from lower to upper reservoir and generated by releasing the water back

The development project	Pumped Storage Power Station
Project company	Ellomay Pumped Storage (2014) Ltd.
Shareholders	Ellomay Capital Ltd. – 75% (1) Sheva Mizrakot Ltd. – 25%
Station capacity	340 MW (2)

1) Indirectly owned through the project company.
2) The Manara Project was issued a conditional license by the IPUA to operate a pumped storage power plant with a capacity of 200 MW, which has since expired, and therefore the advancement of the Manara Project depends, among other factors, on the issuance of a new license by the IPUA. During 2015 the company finalized the initial development stage and on August 28, 2015, after the Manara Project received a feasibility study from the Israel Electric Company, the company submitted a request to the IPUA for an updated conditional license with a capacity of 340 MW. The Editors Committee of the National Outline Plan #10 has verbally approved the increase of capacity to 340 MW. The issuance of the license is subject to the quota set forth by the IPUA for pumped-storage projects in Israel, currently set at 800 MW but expected to increase to 1,000 MW.

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Pumped-storage project:
The solution in a nutshell

ellomay CAPITAL LIMITED

- Sustainable technology – working for over 100 years.
- Pumped storage plant is a power plant capable of storing energy by raising and releasing water allowing quick response time (90 sec) for the use of the grid dispatcher.
- Using a hydro-electric storage system comprised of two water reservoirs (upper and lower), connected through an underground water pressure pipe.
- This technology is an important tool for managing and controlling the national grid by providing a combination of low latency, high power and high energy response.
- Utilizing excess manufacturing ability during low demand in order to increase supply during peak demand:
  - ✓ During low demand – pumping water from lower reservoir for energy storage.
  - ✓ During peak demand – releasing water from upper reservoir for energy production.


High-level reservoir
P.E.=mgh
Flow of water during pumping (low electricity demand)
Head of water
Flow of water to generate electricity
Station
Low-level reservoir

 *  *  Financial Results Summary: Q1 2016

 *  *  Q1 2016 Results Summary (USD thousands)  Q1 2016  Q1 2015  From PV Operations - On the one hand, there were a decrease in revenues mainly due to lower levels of radiation in the Veneto region in Italy (Northern Italy), where two of the Company’s photovoltaic plants, with an aggregate capacity of approximately 12MWp, are located, and on the other hand, there were a decrease in operating expenses mainly attributable to lower expenses under O&M agreements.The decrease in share of profits of equity accounted investee is mainly due to increased financing costs related to the operations of the power plant operated by Dorad Energy Ltd for the three months ended March 31, 2016. During the first quarter of 2016 the Company invested an amount of $0.4 million in the Pumped Storage project in the Manara Cliff in Israel, such expenses are recorded in the General and administrative expenses. The increase in general and administrative expenses was primarily related to these expenses, partially offset by a decrease in other consulting expenses and reduced labor costs following the termination of employment of one of our senior employees. The change in financing expenses was mainly due to the reevaluation of our EUR/USD forward transactions, currency interest rate swap transactions and interest rate swap transactions. Financing expenses in connection with derivatives amounted to approximately $1.7 million for the three months ended March 31, 2016, compared to financing income of approximately $5.5 million for the three months ended March 31, 2015. The aggregate change in financing expenses in connection with derivatives of approximately $7.2 million, was partially offset by the change resulting from exchange rate differences in the amount of approximately $1.8 million.   Q1 2016  Q1 2015

 *  *  Key Income and P&L Figures (USD millions)  *See page 23 for a reconciliation of EBIDTA to Net Income (Loss).

 *  *  Key Financial Ratios  Strong Balance Sheet, Sufficient Liquidity, Low Leverage  *See Appendix C    December 31, 2015  March 31, 2015  March 31, 2016  Financial Debt to CAP (A/D)  38%  37%  40%  Financial Debt, net to CAP (B/D)  22%  22%  23%  Financial Debt to Total equity (A/C)  63%  59%  66%  Financial Debt, net to Total equity (B/C)  36%  35%  39%

 *  *  Key Balance Sheet Figures (USD thousands)   *See Appendix C     December 31, 2015  % Of BS  March 31, 2015  % Of BS  March 31, 2016  % Of BS                  Cash and cash equivalent, Marketable securities, Short-term deposits  25,216  16%  21,953  14%  24,922  15%  Financial Debt*  58,852  37%  52,984  35%  61,080  37%  Financial Debt, net*  33,636  21%  31,031  20%  36,158  22%  Property, plant and equipment, net (mainly in connection with PV Operations)  78,975  49%  81,473  54%  81,317  49%  Investment in Dorad (not including option to acquire additional shares)  37,031  23%  27,822  18%  39,292  24%  CAP*  152,917  95%  142,729  94%  153,927  93%  Total equity  94,065  59%  89,745  59%  92,847  56%  Total assets  160,327  100%  151,649  100%  165,528  100%

    For the year ended   For the three months ended  For the three months ended     December 31, 2015  March 31, 2015  March 31, 2016     Audited  Unaudited  Unaudited  Net income (loss) for the period  7,298  3,796  (2,107)  Financing expenses (income), net  (592)  (2,740)  2,682  Taxes on income (tax benefit)  (1,933)  111  (53)  Depreciation  4,912  1,241  1,221  EBITDA  9,685  2,408  1,743  EBITDA   Ellomay Capital - Reconciliation of Net income (loss) to EBITDA (in US Dollar thousands):  Use of NON-IFRS Financial MeasuresEBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s and Dorad’s historical financial performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s or Dorad’s commitments, including capital expenditures, and restricted cash

, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. The Company’s and Dorad’s EBITDA may not be indicative of the historic operating results nor is it meant to be predictive of potential future results.      For the year ended   For the three months ended  For the three months ended     December 31, 2015  March 31, 2015  March 31, 2016     Audited  Unaudited  Unaudited  Net income (loss) for the period  103  65  44  Financing expenses, net  216  1  39  Taxes on income  38  24  10  Depreciation and amortization  210  52  52  EBITDA  567  142  144    Dorad - Reconciliation of Net income (loss) to EBITDA (in NIS millions):

 *  *     For the year ended   For the three months ended  For the three months ended     December 31, 2015  March 31, 2015  March 31, 2016     Audited  Unaudited  Unaudited  Net income (loss) for the period  7,298  3,796  (2,107)  Financing expenses (income), net  (592)  (2,740)  2,682  Taxes on income (tax benefit)  (1,933)  111  (53)  Depreciation  4,912  1,241  1,221  EBITDA  9,685  2,408  1,743  EBITDA   Ellomay Capital - Reconciliation of Net income (loss) to EBITDA (in US Dollar thousands):  Use of NON-IFRS Financial MeasuresEBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s and Dorad’s historical financial performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s or Dorad’s commitments, including capital expenditures, and restricted cash, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. The Company’s and Dorad’s EBITDA may not be indicative of the historic operating results nor is it meant to be predictive of potential future results.      For the year ended   For the three months ended  For the three months ended     December 31, 2015  March 31, 2015  March 31, 2016     Audited  Unaudited  Unaudited  Net income (loss) for the period  103  65  44  Financing expenses, net  216  1  39  Taxes on income  38  24  10  Depreciation and amortization  210  52  52  EBITDA  567  142  144    Dorad - Reconciliation of Net income (loss) to EBITDA (in NIS millions):
 *  *  Investment Summary  Diversified base of cash flow generating assets.  Strong balance sheet and track record of securing non-dilutive financing.  Seasoned management team with extensive sector knowledge and access to attractive opportunities.  1  2  3  4  On March 23, 2016, the Company declared an annual cash dividend of $0.225 per share (an aggregate distribution of approximately $2.4 million) to its shareholders. The dividend was paid on April 20, 2016.  5  Focus on potential projects with limited capex and operational risks.

Contact

Company
Kalia Weintraub
Chief Financial Officer
Ellomay Capital LTD.
9 Rothschild Blvd., Tel Aviv
Direct: +972-3-7971111
Email: anatb@ellomay.com

Investor Relations
Hadas Friedman

KM Investor relations
Direct: +972 (0)3-5167620
hadas@km-ir.co.il
www.km-ir.co.il

www.ellomay.com

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 *  *  The Italian government adopted the Feed in Tariff (FiT) incentive scheme. The energy authority in Italy (GSE) pays a long-term nominal rate per every kilo-watt hour that is produced by a PV plant on top of the price of electricity the PV plant receives on electricity that is transferred to the grid. The FiT rate depends on: Connection date;Size of the plant; andLocationThe FiT is guaranteed for 20 years, starting at the connection date.Italy has high levels of radiance in European terms (1,200-1,600 kWh/kWp).The most attractive regions are central and southern Italy, where the radiance is the highest and the regional regulation is less stringent.  Appendix A – Italian PV Market

Appendix B – Spanish PV Market

- The legal and regulatory framework applicable to the production of electricity from renewable energy sources in Spain was modified during the second half of 2013, establishing the basis of the new remuneration scheme applicable to renewable energies called the “Specific Remuneration” regime. The “Specific remuneration” became applicable to all PV plants in operation, commencing July 2013.
- Specific Remuneration includes two components to be paid on top of the electricity market price:
  (i) “**Investment retribution**” - sufficient to cover the investment costs of a so-called “standard facility” (provided that such costs are not fully recoverable through the sale of energy in the market).
  (ii) “**Operational retribution**” sufficient to cover the difference, if any, between the operational income and costs of a standard plant that participates in the market.
- The calculation of Specific Remuneration is made as follows:
  The new regulation characterized the existing renewable installations into different categories. These categories were created taking into account the type of technology, the date of the operating license and the geographical location of renewable installations.
  The Specific Remuneration is calculated based on the inclusion of each exiting installation in one of the new formulated categories and, as a result of such inclusion, is based on the retribution assigned to that particular category.
  The calculation of the Specific Remuneration of each category shall be performed taking into account the following parameters:
  (i) The standard revenues for the sale of energy production, valued at the production market prices;
  (ii) The standard exploitation costs;
  (iii) The standard value of the initial investment. For this calculation, only those costs and investments that correspond exclusively to the electricity production activity will be taken into account
  The Specific Remuneration is designed to ensure a “reasonable rate of return” or profitability that during the first regulatory period (i.e., until December 2019) shall be equivalent to a Spanish 10-year sovereign bond calculated as the average of stock price in the stock markets during the months of April, May and June 2013, increased by 300 basis points (approximately 7.5%).
- Starting January 1, 2013, a tax on energy generation of 7% from the total amount received is applied.

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Appendix C – Leverage Ratios

ellomay
CAPITAL LIMITED

- **Use of NON-IFRS Financial Measures**

The Company defines Financial Debt as loans and borrowings plus debentures (current liabilities) plus finance lease obligations plus long-term bank loans plus debentures (non-current liabilities), Financial Debt, Net as Financial Debt minus cash and cash equivalent minus investments held for trading minus short-term deposits and CAP as equity plus Financial Debt. The Company presents these measures in order to enhance the understanding of the Company's leverage ratios and borrowings. While the Company considers these measures to be an important measure of leverage, these measures should not be considered in isolation or as a substitute for long-term borrowings or other balance sheet data prepared in accordance with IFRS as a measure of leverage. Not all companies calculate these measures in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. See the calculation of these financial measures presented below.

- **Calculation of Leverage Ratios (in US$ thousands)**

	As of December 31, 2015 Audited	As of March 31, 2015 Unaudited	As of March 31, 2016 Unaudited
Current liabilities			
Loans and borrowings	$ (1,133)	$ (505)	$ (1,205)
Debentures	$ (4,878)	$ (4,771)	$ (5,073)
Non-current liabilities			
Finance lease obligations	$ (4,724)	$ (4,910)	$ (4,848)
Long-term loans	$ (13,043)	$ (3,577)	$ (13,625)
Debentures	$ (35,074)	$ (39,221)	$ (36,329)
Financial Debt (A)	**$ (58,852)**	**$ (52,984)**	**$ (61,080)**
Less:			
Cash and cash equivalents	$ 18,717	$ 16,313	$ 19,426
Marketable Securities	$ 6,499	$ 4,990	$ 5,496
Financial Debt, net (B)	**$ (33,636)**	**$ (31,681)**	**$ (36,158)**
Total equity (C)	$ (94,065)	$ (89,745)	$ (92,847)
Financial Debt (A)	$ (58,852)	$ (52,984)	$ (61,080)
CAP (D)	**$ (152,917)**	**$ (142,729)**	**$ (153,927)**
Financial Debt to CAP (A/D)	38%	37%	40%
Financial Debt, net to CAP (B/D)	22%	22%	23%
Financial Debt to Total equity (A/C)	63%	59%	66%
Financial Debt, net to Total equity (B/C)	36%	35%	39%

Appendix D – Israeli Rating for Series A Debentures   On January 28, 2016, Standard & Poors Maalot Ltd. (“Maalot”) confirmed the rating of ilA-assigned to the Series A Debentures traded on the Tel Aviv Stock Exchange and reaffirmed the “Stable” outlook. In its rating report Maalot notes, among other things, as follows:“The stable outlook on Ellomay Capital Ltd., owner of energy projects in Italy, Spain, and Israel, reflects our assessment that its cash flow and liquidity cushion will remain stable in the short term despite any unexpected changes in Italian or Spanish regulations. The stable outlook also reflects our assessment that Ellomay will maintain coverage ratios that we consider to be commensurate with the current rating, i.e. FFO (funds from operations) to adjusted debt above 12% and adjusted debt to EBITDA below 5.0x. Downside Scenario We may consider a negative rating action if Ellomay consistently fails to maintain coverage ratios commensurate with the current rating. This could happen, in our opinion, as a result of a deterioration in cash flows from projects due to continuous malfunctions, or of an aggressive investment policy that would increase the debt burden. Upside Scenario We may consider a positive rating action if the company’s financial risk profile improves, as reflected in an FFO to adjusted debt ratio above 20% and a debt to adjusted EBITDA ratio below 4.0x, alongside an improvement in its business risk profile, as reflected in lower concentration due to new projects or material, continuous cash flows from Dorad Energy”.

 *  *  Appendix D – Israeli Rating for Series A Debentures   On January 28, 2016, Standard & Poors Maalot Ltd. (“Maalot”) confirmed the rating of ilA-assigned to the Series A Debentures traded on the Tel Aviv Stock Exchange and reaffirmed the “Stable” outlook. In its rating report Maalot notes, among other things, as follows:“The stable outlook on Ellomay Capital Ltd., owner of energy projects in Italy, Spain, and Israel, reflects our assessment that its cash flow and liquidity cushion will remain stable in the short term despite any unexpected changes in Italian or Spanish regulations. The stable outlook also reflects our assessment that Ellomay will maintain coverage ratios that we consider to be commensurate with the current rating, i.e. FFO (funds from operations) to adjusted debt above 12% and adjusted debt to EBITDA below 5.0x. Downside Scenario We may consider a negative rating action if Ellomay consistently fails to maintain coverage ratios commensurate with the current rating. This could happen, in our opinion, as a result of a deterioration in cash flows from projects due to continuous malfunctions, or of an aggressive investment policy that would increase the debt burden. Upside Scenario We may consider a positive rating acti on if the company’s financial risk profile improves, as reflected in an FFO to adjusted debt ratio above 20% and a debt to adjusted EBITDA ratio below 4.0x, alongside an improvement in its business risk profile, as reflected in lower concentration due to new projects or material, continuous cash flows from Dorad Energy”.